Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater","the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater secures US$500m (R8.8bn) streaming agreement with Franco-Nevada

Johannesburg, 19 December 2024: Sibanye-Stillwater (JSE: SSW and NYSE: SBSW) is pleased to announce that it has entered into a US$500 million streaming agreement with Franco-Nevada (Barbados) Corporation, a wholly-owned subsidiary of Franco-Nevada Corporation (Franco-Nevada) (the Stream agreement) in exchange for the sale of gold and platinum streams (Stream) with reference to its Marikana, Kroondal, and Rustenburg operations (the Stream Area).

Key terms of the Stream agreement

Sibanye-Stillwater will receive a US$500 million upfront payment (Advance Amount) in exchange for:

- Gold Stream: gold ounces (oz) equal to 1.1% of 4E PGM oz contained in concentrate until delivery of 87,500 oz of gold, then 0.75% of 4E PGM oz contained in concentrate until total delivery of 237,000 oz of gold, then 80% of gold contained in concentrate for the remaining life of mine (LOM)
  - Sibanye-Stillwater will receive a production payment price equal to 5% per ounce of the spot gold price on the date of delivery until total delivery of 237,000 oz of gold, which will increase to 10% of the spot gold price thereafter
- Platinum Stream: platinum oz equal to 1.0% of platinum contained in concentrate until delivery of 48,000 oz of platinum, then 2.1% of platinum contained in concentrate until total delivery of 294,000 oz of platinum, then no further deliveries
  - Sibanye-Stillwater will receive a production payment price equal to 5% of the spot platinum price on the date of delivery
- The transaction is subject to approval from the South African Reserve Bank
- In addition, Franco-Nevada and Sibanye-Stillwater have agreed to convert the 5% net profit interest that Franco-Nevada holds on the Pandora property to a 1% net smelter return royalty

Streaming agreement highlights

Neal Froneman, CEO of Sibanye-Stillwater, commented: "We are pleased to have successfully concluded this value accretive transaction in partnership with Franco-Nevada. We have raised US$500m (R8.8bn) of non-debt capital by primarily streaming gold, a minor component of the basket of metals produced from our SA PGM operations and a marginal and finite amount of platinum, which retains significant leverage to higher PGM prices, which we anticipate. The Group's financial position has been reinforced at a competitive cost of capital. The financial support from Franco-Nevada further validates the quality and long-term viability of our PGM assets, which continue to generate superior shared value for our stakeholders and we expect will

continue for decades in the future. We welcome this opportunity to continue to build our relationship with Franco-Nevada."

Crystalising further value and retaining upside leverage

The Stream monetises the future value of gold produced from the Stream Area. Gold is a small component of the total basket of metals produced from the Stream Area. The platinum stream concludes after 294,000 oz of platinum have been delivered (approximately 25 years) and represents a marginal amount of total annual platinum production from the Stream Area, which retains significant leverage to higher PGM prices. Sibanye-Stillwater also has the option to substitute gold deliveries for platinum deliveries under the Stream Agreement, in certain circumstances.

Improved capital structure and balance sheet

The US$500 million Advance Amount, further enhances the Group capital structure, improves Balance sheet headroom and liquidity and reduces Net debt:adjusted EBITDA[1, 2] by between 0.70x and 0.60x[3] placing the Group in a secure and sustainable financial position.

[1] *The Group reports adjusted earnings before interest, taxes, depreciation and amortisation (EBITDA) based on the formula included in the facility agreements for compliance with the debt covenant formula. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to and not as a substitute for any other measure of financial performance and liquidity. For a reconciliation of profit/(loss) before royalties and tax to adjusted EBITDA, see "Adjusted EBITDA reconciliation - Quarters" as disclosed in results booklets from the Group, available at https://www.sibanyestillwater.com/news-investors/reports/quarterly/2024/*

[2] *Certain information contained in this announcement, including EBITDA and adjusted EBITDA, is considered pro forma financial information under the JSE Listing Requirements. This pro-forma financial information is the responsibility of the Group's Board of Directors and is presented for illustration purposes only. Any pro forma financial information has not been reviewed or reported on by the Company's external auditors.*

[3] *Based on an exchange rate of between R/US$17.09 and R18.08*

Competitive non-debt financing

The Stream provides long-term, non-debt capital for Sibanye-Stillwater, at an attractive cost of capital. No repayment of the Advance Amount is required and there are no minimum delivery obligations.

Stream Area

The Stream Agreement will apply to any production that may arise from the Marikana, Kroondal, and Rustenburg operations, including the development of underground growth or replacement projects within the Stream Area. These operations have extensive underground resources, which offer potential for the development of low capital cost, brownfields, and replacement projects. These projects, in various stages of pre-feasibility and feasibility studies, offer the potential to maintain higher levels of sustained production and meaningfully extend the life of such operations.

The chart below illustrates the potential proforma production profile for the assets within the Stream Area, considering the Board-approved ore reserve life of mine (LOM) at 31 December 2023 and highlighting projects currently subject to feasibility studies (including the Kroondal depth extension projects, E3, E4, and Saffy projects) on the assumption these projects are developed. The development and timing of these replacement projects are subject to achieving positive commercial and economic outcomes from the feasibility studies underway. Further information regarding these replacement projects will be shared with the market following the completion of the feasibility studies.


SA PGM underground production (metal in concentrate)
4E production ounces (oz)
2,000,000
1,500,000
1,000,000
500,000
0
2024
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035
2036
2037
2038
2039
2040
2041
2042
2043
2044
Marikana
Rustenburg
Kroondal
Total projects

Note: Production profiles of the first three data sets (in blue shade) are based on Mineral reserves declared as at 31 December 2023 on a 100% basis and exclude existing tailings reprocessing. Projects included represent E4, E3 deepening, Saffy Deeps and Siphumelele UG2. Price assumptions to support the attached profile are US$923/oz pt, US$1,055/oz pd, US$4,350/oz rh US$1,925/oz gold. The approved total Mineral reserve LOM 4E prill split has been disclosed in the Reserve and resources supplement available at https://www.sibanyestillwater.com/news-investors/reports/annual/2023/.

Section 45(5)

Notice is hereby given that, in terms of the provisions of Section 45(5) of the Companies Act, 71 of 2008 (the "Companies Act"), and pursuant to the special resolution passed at the annual general meeting of the Company held on 28 May 2024, the board of directors of the Company (the "Board") has adopted a resolution to guarantee obligations of members of the Group under the Stream Agreement, which guarantee constitutes the giving of direct and/or indirect financial assistance to related and inter-related companies and corporations of the Company in terms of the provisions of Section 45 of the Companies Act (the "Financial Assistance"). Shareholders are notified for purposes of section 45(5)(a) of the Companies Act that the Financial Assistance exceeds one-tenth of 1% of the Company's net worth.

Having considered all reasonable financial circumstances of the Company in terms of and pursuant to the provisions of Section 45, as read with Section 4 of the Companies Act, the Board is satisfied that:

- immediately after providing the Financial Assistance referred to above, the Company would satisfy the solvency and liquidity test contemplated in Section 4 of the Companies Act;
- all relevant conditions and restrictions relating to the granting of the Financial Assistance by the Company contained in the Company's memorandum of incorporation are satisfied; and
- the terms and conditions on which the Financial Assistance is to be given are fair and reasonable to the Company

About Sibanye-Stillwater

Sibanye-Stillwater is a multinational mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of PGM autocatalysts and has interests in leading mine tailings retreatment operations.

Sibanye-Stillwater is one of the world's largest primary producers of platinum, palladium, and rhodium and is a top tier gold producer. It also produces and refines iridium and ruthenium, nickel, chrome, copper and cobalt. The Group has recently begun to diversify its asset portfolio into battery metals mining and processing and increase its presence in the circular economy by growing its recycling and tailings reprocessing exposure globally. For more information refer to www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
Executive Vice President: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014
Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Advisors

RBC Capital Markets is acting as financial advisor to Sibanye-Stillwater. McCarthy Tétrault LLP and Linklaters LLP are acting as legal advisors to Sibanye-Stillwater.

FORWARD LOOKING STATEMENTS

This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "potential", "may", "could", "believe", "aim", "anticipate", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's ("Sibanye-Stillwater" or the "Group") business strategy; financial position (including anticipated improvements to the Group's balance sheet, liquidity and leverage ratio); completion, approvals and expected benefits of financing and streaming arrangements; and plans and objectives of management for future operations are necessarily estimates reflecting the best judgement of Sibanye Stillwater Limited's ("Sibanye-Stillwater") senior management. Readers are cautioned not to place undue reliance on such statements.

Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2023 Integrated Report and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 26 April 2024 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Any forward-looking statement contained in this announcement has not been reviewed and reported on by Sibanye-Stillwater's external auditors.

Sibanye-Stillwater Mineral Resources and Mineral Reserves

Sibanye-Stillwater's Mineral Resources and Mineral Reserves are estimates at a particular date (as at 31 December 2023), and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors. Sibanye-Stillwater reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties.

Websites

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this document.